ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

(1)   Organization

Rothschild & Co US Inc. (the Company) is a wholly-owned subsidiary of Rothschild & Co North America Inc. (the Parent, which is an indirect subsidiary of Rothschild & Co (the ultimate parent)). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers & acquisitions, restructuring, debt advisory, and equity advisory.

Our focus throughout the COVID-19 crisis has been and remains the safety and welfare of our colleagues and the needs of our clients. At the outset in March 2020, we were able to move quickly into a home-working setup for all of our employees without a major impact on productivity. The majority of our employees continue to work remotely. However, there remains uncertainty as to how the course of the pandemic may impact the markets and our clients' needs in the future.

(2)   Summary of Significant Accounting Policies

(a)   Basis of Presentation

The Company's statement of financial condition has been prepared in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP). All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b)   Cash and Cash Equivalents

Cash and cash equivalents include interest-bearing deposits having original maturities of less than three months of $149,802,300 and money market funds of $12,888,500. All of the Company's cash and cash equivalents are held at two major financial institutions and therefore are subject to the credit risks of the financial institutions.

(c)   Securities Owned, at Fair Value

Securities transactions are recorded on a trade-date basis. Securities are carried at fair value on the statement of financial condition. Accounting Standards Codification Topic 820 (ASC 820), *Fair Value Measurements*, defines fair value and establishes a consistent framework for measuring fair value in accordance with U.S. GAAP. See Note 3 for a complete discussion of the impact of ASC 820 on the Company's statement of financial condition.

(d)   Advisory Fees

As of December 31, 2020, advisory fees receivable, net, includes $9,490,400 of accrued fees and $363,000 of unbilled expenses. Receivables are shown net of an allowance for doubtful accounts of $168,900.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

The Company's advisory fee receivables are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

The activities in the Company's allowance for doubtful accounts are as follows:

Balance at December 31, 2019 $	806,000
Provision for doubtful accounts	190,100
Write-offs	(483,100)
Recoveries	(344,100)
Balance at December 31, 2020 $	168,900

(e) **Income Taxes**

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, modified such that the Company's net operating losses and capital losses are considered realized by the subsidiary in its separate financial statements when those net operating losses are used by the Parent in its consolidated or combined tax return with a cash settlement at that time. The Company considers the Parent and its subsidiaries' sources of taxable income in evaluating whether the Company's deferred tax assets are expected to be realized to the extent that those deferred tax assets would create net operating losses or capital losses recoverable in the consolidated or combined tax returns. For the year ended December 31, 2020, the Company recorded $5,671,200 related to taxes paid on behalf of affiliates as a receivable from related parties on the statement of financial condition. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) **Premises and Equipment**

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years.

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease. Right-of-use (ROU) assets related to leases are amortized over the life of the lease. The Company does not have any ROU assets on its statement of financial condition.

(g) *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and the differences may be material.

(h) *Indemnifications*

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) *Accounting Standards*

Recently Adopted

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. In November 2019, the FASB also issued ASU 2019-11, which includes several amendments to the credit losses standard (ASU 2016-13), including amendments to the reporting of expected recoveries. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019. Management adopted the new standard as of January 1, 2020. There were no adjustments required to opening retained earnings and the impact of adoption was immaterial in 2020.

Recently Issued

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes* which removes certain exceptions for recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2020. Management is currently evaluating the impact of the new standard, but it is expected to be immaterial.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820 which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to its Fidelity money market account and securities owned, and to determine the amounts included in fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The Company's securities owned are generally classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include active listed equities and certain money market securities.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

		2020		
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents (money market funds) $	12,888,500	-	-	12,888,500
Securities owned, at fair value				
Equity securities	6,020,000	-	-	6,020,000
Total assets at fair value $	18,908,500	-	-	18,908,500

The following table represents the Company's fair value hierarchy for those financial assets and liabilities not carried at fair value as of December 31, 2020. The carrying value of receivables not accounted for at fair value approximates fair value because of the relatively short maturity dates.

		2020		
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents $	149,802,300	-	-	149,802,300
Advisory fees receivable, net	-	56,192,100	-	56,192,100
Receivables from related parties	-	15,093,100	-	15,093,100
Total assets at fair value $	149,802,300	71,285,200	-	221,087,500
Liabilities:				
Payable to related parties $	-	26,000,400	-	26,000,400
Taxes payable	-	403,900	-	403,900
Accounts payable and accrued expenses	-	118,161,700	-	118,161,700
Total liabilities at fair value $	-	144,566,000	-	144,566,000

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

(4)   Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets and liabilities:		
Deferred compensation	$	11,587,900
Accrued compensation		5,607,800
NOL Carryforward		1,188,600
Depreciation and amortization, net		(364,900)
Unrealized gain or loss on investment		(146,900)
Pension obligations		84,400
Allowance for doubtful accounts		41,700
Other		658,800
Net deferred tax asset	$	18,657,400

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the statement of financial condition from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At December 31, 2020, accounts payable and accrued expenses include gross unrecognized tax benefits of $319,700.

The Company does not anticipate that the total amount of gross unrecognized tax benefits recorded at December 31, 2020 will decrease within 12 months.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2016 (fiscal 2017) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2017 to present are open to examination by New York State tax authorities. Tax years for 2017 to present are open to examination by New York City tax authorities.

As of December 31, 2020, we have available, for tax return purposes, unused state NOLs of $18,144,600, which primarily relate to New York State, New York City and California and will expire in various years from 2035 to 2039.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

(5)   Rothschild & Co Equity Scheme

In 2019, Rothschild & Co implemented the "2019 Rothschild & Co New Partners (EQS19 NP) Equity Scheme" and the "2019 Rothschild & Co Existing Partners (EQS19 EP) Equity Scheme" ("Equity Scheme" or "EQS") which continues to promote the alignment of interest between the Rothschild & Co ("R&Co") shareholders and the plan participants, by awarding R&Co stock options to the participants in conjunction with a participant's investment in R&Co shares. One new member of senior management of the Company was required to participate in the Equity Scheme. The minimum investment was 10,000 shares and the maximum investment was 20,000 shares. Additionally, existing partners were given the option to invest in either 2,500 or 5,000 R&Co shares. Participant investments could be satisfied through a cash contribution or through the use of a portion of the participant's deferred compensation (previously granted). Upon vesting, the Company will deliver the R&Co shares to participants. All participants in the EQS plans elected to use their deferred compensation to make this investment. The total amount of deferred compensation contributed toward the purchase of EQS19 R&Co stock was $792,100 or 27,500 shares in 2019. Refer to Note 8 for the discussion of the Company's deferred compensation arrangements.

EQS investments made by participants in R&Co shares vest at the end of four years, aside from EQS19 EP, which vest at the end of three years. The Company's obligation to deliver the R&Co stock (upon vesting) is accounted for as a liability in accordance with ASC 718, *Compensation – Stock Compensation*. During the year ended December 31, 2020, the Company recorded credits of $161,000 for the 2019 plans, $128,500 for the 2018 plan, and $442,300 for the 2017 plan to accounts payable and accrued expenses relating to the vesting of benefits under this plan.

In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased an additional 27,500 shares of R&Co stock in 2019. The fair value of all R&Co EQS stock investments was $4,055,300 as of December 31, 2020 and is included in securities owned, at fair value on the statement of financial condition.

For each 2019 R&Co share investment made by participants in EQS19 NP, R&Co granted four R&Co stock options with different strike prices. The options vest over three, four, five, and six years, respectively. The EQS19 EP plan is slightly different as the options vest over one, two, and three years. Upon vesting, R&Co will deliver the options to participants. The options granted are classified as "equity awards" in accordance with ASC 718. The grant date fair value of the R&Co options issued in 2019 was $345,300. The Company amortizes the grant date fair value of these awards over the requisite vesting period. During the year ended December 31, 2020, the Company recorded credits of $169,800 for the 2019 plans, $50,500 for the 2018 plan, and $229,400 for the 2017 plan to additional paid-in-capital relating to the vesting of these options.

In addition to the EQS plans, the "Non-Cash Instrument 2020 Plan" (NCI20) was launched in 2020. In accordance with the European Capital Requirements Directive, a proportion of the deferred amount of variable compensation awarded to "Regulated Persons" across the R&Co group were settled in non-cash instruments ("NCI") – i.e. R&Co share awards. R&Co determined that two employees from the Company were Regulated Persons and thus were required to place a portion of their deferred

ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

compensation into the NCI20 plan. The share-deliveries vest over a period of one to three years and there are no stock options awarded to the participants.

The total amount of deferred compensation contributed toward the purchase of NCI20 R&Co stock was $682,000 or 33,578 shares during the year ended December 31, 2020. In order to economically hedge the Company's obligation to deliver to R&Co shares in the future, the Company purchased an additional 33,578 shares of R&Co stock in April 2020. The fair value of all R&Co NCI stock investments was $1,964,700 as of December 31, 2020 and is included in securities owned, at fair value on the statement of financial condition.

(6) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management. The Company elected not to make contributions to the plan for the fiscal year ended December 31, 2020.

(7) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30, *Defined Benefit Plans – Pension* covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $342,100 related to this benefit is reported in accounts payable and accrued expenses on the statement of financial condition as of December 31, 2020, based on discount rate of 1.02%.

(8) Deferred and Accrued Compensation

Included in accounts payable and accrued expenses at December 31, 2020 was $47,083,900, associated with both voluntary and mandatory deferred compensation plans to both current and former employees and $55,563,000, related to current year bonuses that were not subject to deferral and will be substantially paid in March 2021. The total deferred compensation disbursements for 2020 were $25,179,500. As of December 31, 2020, voluntary and mandatory deferred compensation plan benefits expected to be paid are as follows: $19,782,400 in 2021, $22,275,700 in 2022, and $15,094,600 in 2023.

Effective for the year ended December 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined quarterly by management. For the year ended December 31, 2020, the interest rates for mandatory deferred compensation were 1.90% from January 1, 2020 through March 31, 2020, 1.44% from April 1, 2020 through June 30, 2020, 0.30% from July 1, 2020 through September 30, 2020, and 0.23% from October 1, 2020 through December 31, 2020. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd, and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company.

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary and annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended December 31, 2020, the interest rate for this plan was 1.59% from January 1, 2020 through December 31, 2020. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees. Included in accounts payable and accrued expenses on the statement of financial condition is $282,600 associated with voluntary deferrals.

(9) Transactions with Related Parties

The Company enters into agreements with related parties to provide advisory services for clients. The Company shares fees with related parties based upon work performed.

The Company has intercompany agreements with other affiliates to allocate costs for certain support functions (including, but not limited to, Facilities, Finance, Information Technology, Human Resources and Compliance).

Receivables from and payables to related parties are recorded gross, by entity, and do not bear interest. Receivables from and payables to related parties represent advisory fees, ongoing support costs, and vendor out-of-pocket expenses.

(10) Commitments and Contingencies

(a) Commitments

In September 2012, the Parent entered into a sixteen-year agreement for a new headquarter facility.

In January 2019, the Company also transferred assignment of the leases of additional facilities in Washington D.C., Los Angeles, California, Palo Alto, California, and Chicago, Illinois to the Parent, which is now the official lessee. The Parent also signed a new two-year office lease in Connecticut in 2020 which is primarily used for the Company's employees.

The minimum future annual base-rental cash payments associated with the leases above are as follows:

Year	Amount
2021	$ 7,378,400
2022	6,969,300
2023 and beyond	41,696,500
	$ 56,044,200

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ROTHSCHILD & CO US INC.

(A Wholly-Owned Subsidiary of Rothschild & Co North America Inc.)

Notes to Statement of Financial Condition

As of December 31, 2020

The rental commitments above are covered by a cost sharing agreement between the Company and the Parent, where the Company has agreed to reimburse the Parent for the costs based on the square feet of the space used. The Company has not issued any guarantees of payment in the event of a default by the Parent to the lessor, aside from the Washington D.C. lease. The guarantee issued on the Washington D.C. lease is immaterial in the context of the statement of financial condition.

As of December 31, 2020, the gross estimated minimum future compensation commitments are as follows:, $2,825,200 in 2021, and $1,287,100 in 2022 and $1,971,400 in 2023 and beyond. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) *Contingencies*

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(11) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At December 31, 2020, the Company had net capital of $28,004,800, which was $27,754,800 in excess of its required minimum net capital of $250,000.

(12) Subsequent Events

The Company has evaluated subsequent events for the period from January 1, 2021 through March 12, 2021, the date which the accompanying statement of financial condition was issued and notes that there are no material events that management is aware of that would require recognition or disclosure.